Pricing Supplement No. 232L, dated August 3, 2016 (To Prospectus dated April 15, 2016 and Prospectus Supplement dated April 18, 2016)	Rule 424(b)(2) File No. 333-209681 CUSIP No. 46623EKG3

JPMORGAN CHASE & CO.

☒	Senior Medium-Term Notes, Series H

Due from Nine Months to Thirty Years from Date of Issue

☐	Subordinated Medium-Term Notes, Series E

Due from Nine Months to Thirty Years from Date of Issue

Principal Amount:	$2,500,000,000
Issue Price:	100.00%
Commission or Discount:	$8,750,000	(0.350%)
Proceeds to Company:	$2,491,250,000

Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES LLC	$2,443,750,000
CASTLEOAK SECURITIES, L.P.	18,750,000
LEBENTHAL & CO., LLC.	18,750,000
MISCHLER FINANCIAL GROUP, INC.	18,750,000

Agents’ Capacity: if as principal	☐ As agent	☒ As principal

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Issue Date: August 8, 2016 (T+3)

Stated Maturity: August 15, 2021

Form:    ☒  Book-entry    ☐  Certificated

Currency: U.S. Dollars

☒  Fixed Rate Note: 2.295% per annum

☐ Floating Rate Note:	CD ☐ Treasury Rate ☐	Commercial Paper Rate ☐ Prime Rate ☐	Reuters LIBOR01 ☐

Interest Payment Dates: Semiannually on the 15th of February and August, via following business day convention, commencing February 15, 2017

Interest Reset Dates: Not Applicable

Index Maturity: Not Applicable

Spread (+/-):   Not Applicable

Multiplier:   Not Applicable

Maximum Interest Rate:   Not Applicable     Minimum Interest Rate:   Not Applicable

Optional Redemption:    Yes  ☒    No  ☐

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 8, 2017 (other than on August 15, 2020) at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” (as defined below), if any, with respect to such notes.

As used above in connection with the notes:

•	“Make-Whole Amount” means, in connection with any optional redemption of any notes during the period from, and including, February 8, 2017 and to, but excluding, the stated maturity date, the excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date that notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of the notes being redeemed.

•	“Reinvestment Rate” means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to stated maturity of the principal being redeemed (the “Treasury Yield”), plus 0.20%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading “Week Ending” for “U.S. Government Securities — Treasury Constant Maturities” with a maturity equal to such remaining life; provided that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

•	“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the senior indenture, then such other reasonably comparable index which shall be designated by us.

Calculation of the foregoing will be made by us or on our behalf by a person designated by us; provided, however, that such calculation shall not be a duty or obligation of the trustee under the senior indenture.

In addition, we may redeem the notes, at our option, in whole, but not in part, on August 15, 2020 upon at least 15 days but no more than 60 days’ written notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

If we elect to redeem the notes, we will provide notice by first class mail, postage prepaid, addressed to the holders of record of the notes to be redeemed. Such mailing will be at least 15 days and not more than 60 days before the date fixed for redemption. Each notice of redemption will state:

•	the redemption date;

•	the redemption price;

•	if fewer than all the outstanding notes are to be redeemed, the identification (and in the case of partial redemption, the principal amounts) of the particular notes to be redeemed;

•	CUSIP or ISIN number of the notes to be redeemed;

•	that on the redemption date the redemption price will become due and payable upon each note to be redeemed, and that interest thereon will cease to accrue on and after said date; and

•	the place or places where the notes are to be surrendered for payment of the redemption price.

Notwithstanding the foregoing, if the notes are held in book-entry form through The Depository Trust Company, or “DTC”, we may give such notice in any manner permitted or required by DTC.

In the case of any redemption of only part of the notes at the time outstanding, the notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee shall deem fair and appropriate.

Other:

For purposes of this pricing supplement, a “business day” is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York and London.

Validity of the Notes:

Simpson Thacher & Bartlett LLP, as counsel to the Company, has provided the following opinion to the Company: The notes offered by this pricing supplement have been duly authorized, and when issued by the Company, assuming due authentication thereof by the Trustee or The Bank of New York Mellon, as authenticating agent under the Indenture on behalf of the Trustee, and upon payment and delivery in accordance with the Master Agency Agreement, the notes offered by this pricing supplement will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed thereto in the opinion letter of such counsel dated April 18, 2016, which has been included as an exhibit to a Current Report on Form 8-K of the Company filed on April 18, 2016. The opinion is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing. The opinion also assumes that the Indenture is the valid and legally binding obligation of the Trustee and is subject to customary assumptions as set forth in such opinion letter. Such counsel does not express any opinion concerning any law other than the law of the State of New York and the Delaware General Corporation Law.